THE READER'S DIGEST ASSOCIATION, INC.
44 SOUTH BROADWAY
WHITE PLAINS, NY 10601

February 9, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:    Max A. Webb, Assistant Director

  Re:
  The Reader's Digest Association, Inc.
  RDA Holding Co.
  Alex Inc.
  Allrecipes.com, Inc.
  Ardee Music Publishing, Inc.
  RDA Sub Co. (f/k/a Books are Fun, Inc.)
  Christmas Angel Productions, Inc.
  RDCL, Inc. (f/k/a CompassLearning, Inc.)
  Direct Entertainment Media Group, Inc.
  Direct Holdings Americas Inc.
  Direct Holdings Custom Publishing Inc.
  Direct Holdings Customer Service, Inc.
  Direct Holdings Education Inc.
  Direct Holdings Libraries Inc.
  Direct Holdings U.S. Corp.
  Funk & Wagnalls Yearbook Corp.
  Gareth Stevens, Inc.
  Home Service Publications, Inc.
  Weekly Reader Custom Publishing, Inc. (f/k/a Lifetime Learning Systems, Inc.)
  Pegasus Asia Investments Inc.
  Pegasus Investment, LLC
  Pegasus Sales, Inc.
  Pleasantville Music Publishing, Inc.
  R.D. Manufacturing Corporation
  RD Large Edition, Inc.
  RD Publications, Inc.
  RD Walking, Inc.
  Reader's Digest Children's Publishing, Inc.
  Reader's Digest Consumer Services, Inc.
  Reader's Digest Entertainment, Inc.
  Reader's Digest Financial Services, Inc.
  Reader's Digest Latino America S.A
  Reader's Digest Sales and Services, Inc.
  Reader's Digest Sub Nine, Inc.
  Reader's Digest Young Families, Inc.
  Reiman Manufacturing LLC
  Reiman Media Group, LLC

    Retirement Living Publishing Company, Inc.
    Saguaro Road Records, Inc.
    Taste of Home Media Group, LLC
    Taste of Home Productions, Inc.
    Travel Publications, Inc.
    W.A. Publications, LLC
    Wapla, LLC
    Weekly Reader Corporation
    World Almanac Education Group, Inc.
    World Wide Country Tours, Inc.
    WRC Media Inc.

    Registration Statement on Form S-4
    File Nos. 333-170143 & 333-170143-01 to -47

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Reader's Digest Association, Inc., a Delaware corporation (the "Company"), its parent RDA Holding Co., and its subsidiary guarantors (collectively, the "Registrants"), hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-4 (the "Registration Statement") be accelerated to February 11, 2011 at 3:00 p.m. Eastern time or as soon as practicable thereafter.

        We understand that the Staff of the Securities and Exchange Commission (the "Commission") will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (914) 255-5262 or Raphael M. Russo at (212) 373-3309.

Sincerely,
The Reader's Digest Association, Inc.
RDA Holding Co.
Alex Inc.
Allrecipes.com, Inc.
Ardee Music Publishing, Inc.
RDA Sub Co. (f/k/a Books are Fun, Inc.)
Christmas Angel Productions, Inc.
RDCL, Inc. (f/k/a CompassLearning, Inc.)
Direct Entertainment Media Group, Inc.
Direct Holdings Americas Inc.
Direct Holdings Custom Publishing Inc.
Direct Holdings Customer Service, Inc.
Direct Holdings Education Inc.
Direct Holdings Libraries Inc.
Direct Holdings U.S. Corp.
Funk & Wagnalls Yearbook Corp.
Gareth Stevens, Inc.
Home Service Publications, Inc.
Weekly Reader Custom Publishing, Inc. (f/k/a Lifetime Learning
    Systems, Inc.)
Pegasus Asia Investments Inc.
Pegasus Investment, LLC
Pegasus Sales, Inc.
Pleasantville Music Publishing, Inc.
R.D. Manufacturing Corporation
RD Large Edition, Inc.
RD Publications, Inc.
RD Walking, Inc.
Reader's Digest Children's Publishing, Inc.
Reader's Digest Consumer Services, Inc.
Reader's Digest Entertainment, Inc.
Reader's Digest Financial Services, Inc.
Reader's Digest Latino America S.A
Reader's Digest Sales and Services, Inc.
Reader's Digest Sub Nine, Inc.
Reader's Digest Young Families, Inc.
Reiman Manufacturing LLC
Reiman Media Group, LLC
Retirement Living Publishing Company, Inc.
Saguaro Road Records, Inc.
Taste of Home Media Group, LLC
Taste of Home Productions, Inc.
Travel Publications, Inc.
W.A. Publications, LLC
Wapla, LLC

Weekly Reader Corporation World Almanac Education Group, Inc. World Wide Country Tours, Inc. WRC Media Inc.

By:	/s/ Andrea Newborn
	Name:	Andrea Newborn.
	Title:	Senior Vice President, General Counsel and Secretary and Attorney-in-fact cc:
Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

  Lisa M. Spivack, Esq.
  The Reader's Digest Association, Inc.

  Alana C. St. Aude
  Paul, Weiss, Rifkind, Wharton & Garrison LLP